SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number:  2-60487

                           NOTIFICATION OF LATE FILING

             Form 10-K        Form 11-K        Form 20-F     X  Form 10-Q
                                                            ---
             Form N-SAR

         For Period Ended:  April 3, 1998
___ Transition Report on Form 10-K           ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F           ___ Transition Report of Form N-SAR
___ Transition Report on Form 11-K
         For the Transition Period Ended:
                                           -------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  United Grocers, Inc.

Address of principal executive office (Street and number):
6433 S.E. Lake Road (Post Office Box 22187), Milwaukie, Oregon  97269

                                     PART II
                             RULE 12B-25 (b) AND (c)

         The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

 X       (a)      The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         In the past, United Grocers, Inc. (the "Company"), has filed quarterly and annual reports with the Securities and Exchange Commission ("SEC") pursuant to Section 15(d) of the Securities Exchange Act of 1934. The Company, a cooperative, was required to file periodic reports because the Company registered and sold notes as well as common stock. The Company halted note sales in June 1997, and is now in the process of seeking legal advice from Washington, D.C., counsel regarding alternatives for obtaining a suspension from the duty to file periodic reports with the SEC. The Company hopes to be able to discontinue all periodic reporting. If suspension from filing duties is a possibility, preparation of a quarterly report at this time would impose an unnecessary and burdensome effort and expense on the Company.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Mark Tweedie, Vice President                         (503)       833-1000
         (Name)                                  (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                                    Yes   X  No
                                                                ---      ---

         A Form 12b-25 Notification of Late Filing was filed on January 2, 1998, with respect to the Company's Form 10-K for the fiscal year ended October 3, 1997, and on February 17, 1998, with respect to the Company's Form 10-Q for the quarter ended January 2, 1998.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 X  Yes      No
                                                                ---      ---

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the course of preparing financial statements as of October 3, 1997, and the year then ended, Company management determined that previously issued financial statements, including those as of September 27, 1996, and the fiscal year then ended (as well as subsequent interim periods) should be restated. A restatement of the financial statements as of March 28, 1997, and the quarter then ended, has not been completed. Therefore, a reasonable estimate of the results of operations for the quarter ended April 3, 1998, as compared to the quarter ended March 28, 1997, cannot be made. A press release containing additional information regarding the Company's recent results of operations is attached.

         United Grocers, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date 5/19/98                  By  /s/ Mark Tweedie
                                  Mark Tweedie
                                  Vice President

Press Release                                                       5/19/98

United Grocers, Inc. (the "Company") released its financial statements for the first half of fiscal year 1998 today. For the six periods ended April 3, 1998, the Company reported revenues of $608 million and net income from normal operations of approximately $500,000. However, after taking into account certain extraordinary charges, the Company recorded a net loss of $2.8 million.

The reported loss included extraordinary costs of $3.7 million net of any benefits associated with the closure of the Company's Medford distribution facility, transfer of the grocery volume originally handled by the Medford facility into the Portland and Modesto/Tracy distribution facilities, and the consolidation of the Company's California operations. The closure of the Medford facility and consolidation of the California operations was completed in March. The positive impact of consolidating $270 million of volume from the Medford facility into the two remaining facilities is projected to save $1.8 million annually. In addition, the Company incurred an estimated $1.5 million of extraordinary expenses associated with the restructuring of the Company. These initiatives, combined with a revised sell plan that was implemented at the beginning of the third quarter, are projected to generate $13 to 15 million of annualized operating income.

Subsequent to the end of the Company's second quarter, the Company reported several positive events related to the sale of its non-core businesses.

On May 5, 1998, the Company closed the sale of its Rich & Rhine division to KERO Investments Inc.

On May 15, 1998, the Company completed the sale of its Cash and Carry division to Smart and Final. Under the terms of the agreement, the Company has retained a five year supply agreement to service the Cash & Carry stores in its northern division.

On May 15, 1998, the Company signed a definitive purchase agreement to sell its Grocers Insurance Group to Orion Capital Corporation. Application has been made to the appropriate regulatory agencies required to complete the transaction and the Company anticipates that the transaction will close on or before July 30, 1998.

The Company reported that it is in compliance with all of the covenants under its primary bank agreement for the fiscal quarter ended April 3, 1998.

The Company reported that it is current with all of its vendors and that the Company's liquidity position continues to improve as a result of the Company's major lenders agreeing to permit the Company to share a portion of the proceeds from the sale of the Company's non-core assets for working capital.

The Company anticipates that it will sign a definitive joint venture agreement with Associated Grocers of Seattle in the near future, with implementation scheduled to begin in September of this year.

Attached is a copy of the unaudited consolidated financial statements for United Grocers, Inc. for the six periods ended April 3, 1998.

Although the Company remains optimistic about the future, as with all forward-looking statements, the forward-looking statements made by the Company in this release are subject to uncertainties that could cause actual results to differ materially from those projected, including without limitation, uncertainties inherent in business plans and the changing of business methods, uncertainties related to the response of customers and suppliers to changing business strategies, uncertainties concerning the outcome of planned sales of subsidiaries, and uncertainties with respect to the future availability of financing.

UNITED GROCERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET  (UNAUDITED)
APRIL 3, 1998
(in thousands, except share data)

                                            ASSETS

Current assets:
    Cash and cash equivalents                                                   $     12,326
    Investments restricted or maintained for insurance reserves                       48,265
    Accounts and notes receivable, net                                                72,018
    Inventories                                                                       84,451
    Other current assets                                                               6,678
    Deferred income taxes                                                             10,123
                                                                                  -----------

        Total current assets                                                         233,861

Notes receivable                                                                      15,513
Investments in affiliated companies                                                    6,971
Other receivables and investments                                                      4,059
Deferred income taxes                                                                    553
Other assets, net                                                                     15,814
Property, plant and equipment, net                                                    53,987
                                                                                  -----------

                                                                                $    330,758
                                                                                  ===========


                         LIABILITIES AND MEMBERS' EQUITY


Current liabilities:
    Notes payable, current portion                                              $     50,265
    Accounts payable                                                                  77,193
    Insurance reserves                                                                26,611
    Compensation and taxes payable                                                     8,151
    Other accrued expenses                                                             7,327
                                                                                  -----------

        Total current liabilities                                                    169,547

Notes payable, net of current portion                                                135,868
Deferred gains on sale-leasebacks                                                      3,984
Other liabilities                                                                      8,432
                                                                                  -----------

        Total liabilities                                                            317,831
                                                                                  -----------

Redeemable members' equity                                                             1,120
                                                                                  -----------

Members' equity:
    Common stock--authorized, 10,000,000 shares at $5.00 par value; issued
        and outstanding, 586,834 shares                                                2,934
    Additional paid-in capital                                                        22,886
    Accumulated deficit                                                              (14,275)
    Unrealized gain on investments                                                       262
                                                                                  -----------

        Total members' equity                                                         11,807
                                                                                  -----------

                                                                                $    330,758
                                                                                  ===========


UNITED GROCERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS  (UNAUDITED)
FOR THE SIX PERIODS ENDED APRIL 3, 1998
(in thousands)









Net sales and operations                                                         $     608,312

Costs and expenses:
    Cost of sales                                                                      523,806
    Operating expenses                                                                  62,360
    Selling and administrative expenses                                                 11,919
    Depreciation and amortization                                                        5,245
    Interest:
       Interest expense                                                                  7,632
       Interest income                                                                  (2,510)
                                                                                   ------------

          Interest expense, net                                                          5,122
                                                                                   ------------

Total costs and expenses                                                               608,452
                                                                                   ------------

Loss before members' allowances and income tax benefit                                    (140)

Members' allowances                                                                     (4,600)
                                                                                   ------------

Loss before income tax benefit                                                          (4,740)

Income tax benefit                                                                       1,896
                                                                                   ------------

    Net loss                                                                     $      (2,844)
                                                                                   ============